Exhibit 99.4

FOR IMMEDIATE RELEASE – November 15, 2010

Anchor Funding Services, Inc. (OTC BULLETIN BOARD SYMBOL “AFNG.OB”) reports its first profitable quarter from continuing operations of $51,572 for the quarter ended September 30, 2010 compared to a net loss from continuing operations for the prior year’s comparable period of $(396,922).  Finance revenues increased 72% for the quarter compared to the prior year’s comparable quarter.

Boca Raton, Fl. (PR Newswire) November 15, 2010– Anchor Funding Services, Inc. (OTC Bulletin Board Symbol “AFNG.OB”) announced today its results of operations for the three months and nine months ended September 30, 2010. The company reported third quarter 2010 finance revenues of $672,184 as compared to $390,555 for the comparable period of the prior year. The company reported  income from continuing operations of $51,572 for the quarter ended September 30, 2010 as compared to a loss from continuing operations of $(396,922) for the comparable period of the prior year. The third quarter included income from discontinued operations of $128,291 resulting in a net income attributable to common shareholder of $152,146 as compared to a net loss attributable to common shareholder of $(490,763) for the comparable period of the prior year.

The company reported nine month 2010 finance revenues of $1,773,736 as compared to $1,188,035 for the comparable period of the prior year. The company reported a loss from continuing operations of $(67,087) for the nine months ended September 30, 2010 as compared to a loss from continuing operations of $(1,070,575) for the comparable period of the prior year. The nine months ended September 30, 2010, also had a loss from discontinued operations of $(527,558) resulting in a net loss attributable to common shareholder of $(502,714) as compared to a net loss attributable to common shareholder of $(1,425,127) for the comparable period of the prior year.

Our improved operations are attributable to an increase in Anchor's base business and reduced operating expenses of approximately $1 million per year resulting from our cost saving initiatives implemented in the fourth quarter of 2009.

We continue to experience demand from small businesses seeking credit and accounts receivable financing. As a result, Anchor has enjoyed continued growth in its accounts receivable portfolio in the third quarter of 2010 having purchased approximately $25,700,000 of invoices for the quarter compared to approximately $16,400,000 for the comparable period of the prior year.

On October 6, 2010, Anchor completed its rescission of its 80% owned subsidiary, Brookridge, and therefore will no longer be impacted from Brookridge losses on a going forward basis. This marks a continuing improvement in Anchor's operating performance of its base business as the company has increased its invoice purchases and lowered its operating overhead.

Based upon anticipated continued growth and success with our new marketing programs, we expect Anchor, excluding Brookridge, to show continued improvement in its operating performance. We are excited about our future expansion opportunities and will continue to communicate important developments as they occur.

About Anchor

Anchor provides innovative accounts receivable funding, purchase order financing and credit management services to small and mid-size U.S. businesses. Our funding programs provide businesses with rapid and flexible financing to support their working capital needs, acquisition programs and for business expansion opportunities.

Additional Information

For additional information, a copy of Anchor’s Form 10-Q can be obtained on the Internet by going to www.sec.gov, clicking “Search for Company filings,” then clicking “Companies & Other Filers,” typing in our company name and clicking “find Companies.”

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995.

Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performances or achievements express or implied by such forward-looking statements.  The forward-looking statements are subject to risks and uncertainties including, without limitation, changes in levels of competition, possible loss of customers, and the company’s ability to attract and retain key personnel.

Contact Morry F. Rubin, Chairman and C.E.O. (866) 950- 6669 EXT 302
Email: mrubin@anchorfundingservices.com

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